Exhibit 99.1

Ballard Power Systems Inc. News Release	Ballard Power Systems 9000 Glenlyon Parkway BurnabyBCV5J 5J8 Canada Tel: 604-454-0900 Fax: 604-412-4700 www.ballard.com

Ballard Receives Order For Breakthrough Technology Solutions Project With Nisshinbo

For Immediate Release - May 26, 2015

Vancouver, Canada - Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) announced that it has received a purchase order from Nisshinbo Holdings Inc. (Nisshinbo; www.nisshinbo.co.jp/english/) for the next phase of Technology Solutions project work related to the development of a breakthrough catalyst technology intended to reduce manufacturing cost of certain proton exchange membrane (PEM) fuel cells. The project has now been underway for approximately 2-years.

Nisshinbo is an energy company providing low-carbon, optimized products across a range of business lines, including chemicals, precision instruments, electronics, automotive brakes, textiles and paper. Nisshinbo has supplied Ballard with compression molded bipolar flow field plates for more than 10-years, for use in the manufacture of PEM fuel cell membrane electrode assemblies (MEAs) used in various market applications.

In a PEM fuel cell, the MEA is formed by placing a catalyst coated membrane between two flow field plates. When hydrogen gas flows across one side of the MEA and oxygen moves across the other side an electrochemical (non-combustion) reaction occurs, splitting hydrogen into protons and electrons. The electrons are captured as electricity. Combining fuel cells together to form multi-layer stacks increases the amount of electricity that can be produced.

The volume of platinum catalyst coating material used in a fuel cell has been successfully reduced over time, so that today it represents approximately 10%-to-15% of total fuel cell cost. The next phase of project work to be conducted jointly by Ballard and Nisshinbo will focus on a new PEM fuel cell catalyst technology that, on implementation, is intended to further reduce the cost of Ballard’s air-cooled fuel cell stacks. These stacks are used in various market applications, such as Telecom Backup Power and Material Handling.

Dr. Kevin Colbow, Ballard’s Vice President - Technology Solutions said, “At Ballard we are putting fuel cells to work. For over 30-years Ballard has been at the forefront of innovative developments in breakthrough technologies that make PEM fuel cells higher performing and lower cost. We are pleased to continue our multi-year collaboration with Nisshinbo as we work toward cost reduction of the air-cooled stacks used, for example, to provide backup power systems in wireless telecom networks.”

Toshihiro Kijima, Nisshinbo’s Director, Managing Officer added, “We are pleased with progress made in our joint work with Ballard and look forward to completing development of this new commercial technology in the forseeable future. This will position Nisshinbo even more strongly in the marketplace, with a unique capability.”

The mandate of Ballard’s Technology Solutions group is to help customers solve difficult technical and business challenges in their PEM fuel cell programs. Ballard delivers this through customized, bundled technology solutions, including world-class, specialized engineering services, access to the Company’s deep intellectual property (IP) portfolio and know-how, as well as the supply of technology components.

About Ballard Power Systems

Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated development results and impacts on our products. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities. The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Further Information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com